EXHIBIT 12(a)

                FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                  Years Ended December 31,
                                     1993       1992         1991       1990     1989
                                                   (Thousands of Dollars)
Earnings, as defined:
 Net income                        $467,960     $514,800   $417,517   $424,804   $436,885
 Income taxes                       239,890      264,588    183,364    182,587    204,863
 Fixed charges, as below            348,028      338,219    326,686    312,812    305,509

   Total earnings, as defined    $1,055,878   $1,117,607   $927,567   $920,203   $947,257

Fixed charges, as defined:
 Interest expense                  $327,085     $315,799   $311,152   $302,869   $292,747
 Rental interest factor               9,501        9,567      6,353      5,192      6,604
 Fixed charges included in
     nuclear fuel cost               11,442       12,853      9,181      4,751      6,158

   Total fixed charges,
       as defined                  $348,028     $338,219   $326,686   $312,812   $305,509

Ratio of earnings to fixed
    charges                            3.03         3.30       2.84       2.94       3.10